EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Three Months Ended	FISCAL YEAR
	March 30, 2013	2012	2011	2010	2009	2008
EARNINGS
Earnings before income taxes	$260	$1,005	$1,019	$1,209	$1,057	$581
Plus fixed charges:
Interest expense (1)	19	73	70	67	46	73
Rent interest factor (2)	4	15	15	12	11	9
TOTAL FIXED CHARGES	23	88	85	79	57	82
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$283	$1,093	$1,104	$1,288	$1,114	$663
RATIO OF EARNINGS TO FIXED CHARGES	12.3	12.4	13.0	16.3	19.5	8.1

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.